

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 21, 2009

Mr. Kenneth D. McCuskey
Sauer-Danfoss, Inc.
2800 East 13th Street
Ames, Iowa 50010

> **RE:** **Sauer-Danfoss, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 24, 2009**
> **File # 1-14097**

Dear Mr. McCuskey:

We have reviewed your response letters dated August 4, 2009 and August 28, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 31
Goodwill and Long-Lived Asset Recovery, page 32

1. We note your response to our prior comment one in our letter dated July 23, 2009. Please ensure that you include your expanded disclosures in your Form 10-Q for the period ended September 30, 2009 and that you update the disclosures to address events and circumstances for the period then ended. In addition, we note that you intend to refer to experts. Please revise your disclosures to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement. Refer to Section 436(b) of Regulation C. In addition, if you choose to

continue to reference these experts, please expand your disclose to more specifically describe the nature of their assistance.

Certifications, Exhibits 31.1 and 31.2

2. We reissue comment four in our letter dated July 23, 2009. Please note that the certifications must be in the exact form required by Item 601(b)(31) of Regulation S-K. In future filings, please ensure that the certifications filed with your annual reports on Form 10-K and quarterly reports on Form 10-Q are in the proper form. In this regard, we note the following changes to your certifications in your Form 10-Q for the quarterly period ended June 30, 2009:

- in paragraph 4 of Mr. Ruder's certification, you inserted the word "we" before "have"; and

- in paragraph 5 (b) of Mr. Christensen's certification you used the term "internal control" instead of "internal control over financial reporting."

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant